Exhibit 99.9

EIGHTH AMENDMENT
TO
THE DAVEY 401KSOP AND ESOP
(January 1, 2015 Restatement)
The Davey 401KSOP and ESOP (the “Plan”), presently maintained under an amendment and restatement made effective as of January 1, 2015, as amended, is hereby further amended, effective on the dates set forth below, to provide as follows:
1.Effective May 25, 2021, Section 2.1(a) of the Plan is hereby amended by the addition of the following at the end thereof to read as follows:
On and after May 25, 2021, in no event shall the designation of a trust as a Beneficiary be a valid Beneficiary designation and any such designation made after May 25, 2021 shall be disregarded in determining a Participant’s or former Participant’s Beneficiary under Article XII. Notwithstanding the foregoing, any designation of a trust in effect prior to May 25, 2021 shall continue to be effective in determining a Participant’s or former Participant’s Beneficiary under Article XII.
2.    Effective June 1, 2021, Article III of the Plan is hereby amended by the addition of the following new Sections 3.10 and 3.11 at the end there of to read as follow:
3.10    Special Provisions Regarding Acquired Entities on and after June 1, 2021. For purposes of Section 3.1 with respect to acquisitions occurring on and after June 1, 2021, an Employee of an acquired entity shall become an Eligible Employee as soon as administratively feasible after the closing date of the applicable acquisition unless otherwise determined by the Committee, provided such Employee has attained both age 21 and has completed one year of service with the acquired entity as of such date. Each other Employee of such an acquired entity shall become an Eligible Employee in accordance with the provisions of Section 3.1, provided that service with the acquired entity shall be aggregated with service with the Company or any Related Corporation for purposes of determining Continuous Service.
3.11    Special Provisions Regarding Acquired Entities on and after January 1, 2021 and prior to June 1, 2021. For purposes of Section 3.1 with respect to acquisitions occurring on and after January 1, 2021 and prior to June 1, 2021, an Employee of an acquired entity shall become an Eligible Employee on June 1, 2021, provided such Employee has attained both age 21 and has completed one year of service with the acquired entity as of such date. Each other Employee of such an acquired entity shall become an Eligible Employee in accordance with the provisions of

Section 3.1, provided that service with the acquired entity shall be aggregated with service with the Company or any Related Corporation for purposes of determining Continuous Service.
3.    Section 20.6(a) of the Plan is hereby amended in its entirety to read as follows:
    (a)    Designated beneficiary. The individual who is designated as the beneficiary under Section 2.1(a) and is the designated beneficiary under Section 401(a)(9) of the Internal Revenue Code and Section 1.401(a)(9)-4, Q&A-1 of the Treasury Regulations. For the avoidance of doubt, a trust designated as a beneficiary prior to May 25, 2021 shall be a designated beneficiary but a trust designated as a beneficiary on or after May 25, 2021 shall not be a designated beneficiary.

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EXECUTED at Kent, Ohio, this 1st day of June, 2021.

THE DAVEY TREE EXPERT COMPANY

By:	/s/ Joseph R. Paul
Title:	EVP and CFO

And:	/s/ Christopher J. Bast
Title:	VP and Treasurer